
07001579



SEC MAIL PROCESSING
RECEIVED
FEB 2 7 2007
WASH, D.C.
156
SECTION

SECU[...]ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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SEC FILE NUMBER
8-65347

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-06 (MM/DD/YY) AND ENDING 12-31-06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: U.S FINANCIAL INVESTMENT, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

90 BROAD STREET, 17TH
(No. and Street)

NEW YORK (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JASDEEP CHAWLA (630)-622-0045
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

JASDEEP SINGH CHAWLA
(Name – *if individual, state last, first, middle name*)

2182-D GLADSTONE CT (Address) GLENDALE HEIGHTS (City) IL (State) 60139 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 0 7 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/6

OATH OR AFFIRMATION

I, RATESH AGARWAL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of U.S FINANCIAL INVESTMENTS, INC, as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

JUDITH ROACH
Notary Public, State of New York
No. 01RO4859286
Qualified in Queens County
Commission Expires May 12, 2000 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

U.S. Financial Investments, Inc.

Annual Report

December 31, 2006

U.S. FINANCIAL INVESTMENTS, INC.

INDEX TO FINANCIAL STATEMENTS

Chawla Group CPAs, LLC
2182-D Gladstone Ct., Glendale Heights, IL 60139
(630) 622-0045 Fax: (630) 622-0048

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of
U.S. Financial Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Financial Investments, Inc. (a Corporation) as of December 31, 2006, and the related statement of income, ownership's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statement of financial condition of U.S. Financial Investments, Inc as of December 31, 2006, and the statement of income, ownership's equity and its cash flows for the year then ended, in conformity with generally accepted accounting principles.

Our examination also included the statement of the computation of minimum capital requirements pursuant to Broker/Dealer regulations. In our opinion, the statements when considered in relation to the basic financial statements present fairly the information shown.



Jasdeep Chawla, C.P.A.
Glendale Heights, Illinois
February 22, 2007

FORM X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

Part IIA [12]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [ ] 16 2) Rule 17a-5(b) [X] 17 3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19 5) Other [ ] 26

NAME OF BROKER-DEALER
US FINANCIAL INVESTMENTS, INC. [13]

SEC FILE NO
8-65347 [14]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)
90 BROAD STREET, 17TH FLOOR [20]
(No. and Street)

FIRM ID NO
120804 [15]

NEW YORK [21] NY [22] 10004 [23]
(City) (State) (Zip Code)

FOR PERIOD BEGINNING (MM/DD/YY)
1/1/2006 [24]

AND ENDING (MM/DD/YY)
12/31/2006 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JASDEEP CHAWLA [30]

(Area Code)---Telephone No.
630-6220045 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32]

OFFICIAL USE [33]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [X] 42

EXECUTION:
The registrant/broker or dealer submitting this form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20___

Manual signatures of:

1) ____________________
Principal Executive Officer of Managing Partner

2) ____________________
Principal Financial Officer or Partner

3) ____________________
Principal Operations Officer or Partner

Attention - Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: US FINANCIAL INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY) 12/31/2006 [99]
SEC FILE NO. 8-65347 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

	Allowable		Non-Allowable		Total	
1. Cash	$ 89,326	200			$ 89,326	750
2. Receivables from brokers or dealers:						
A. Clearance account	70,131	295				
B. Other	66,071	300	$ 0	550	136,202	810
3. Receivables from non-customers	0	355	0	600	0	830
4. Securities and spot commodities owned, at market value:						
A. Exempted securities	0	418				
B. Debt securities	0	419				
C. Options	0	420				
D. Other securities	0	424				
E. Spot commodities	0	430			0	850
5. Securities and/or other investments not readily marketable:						
A. At cost $0 [130]						
B. At estimated fair value	0	440	0	610	0	860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	0	460	0	630	0	880
A. Exempted securities $0 [150]						
B. Other securities $0 [160]						
7. Secured demand notes:	0	470	0	640	0	890
market value of collateral:						
A. Exempted securities $0 [170]						
B. Other securities $0 [180]						
8. Memberships in exchanges:						
A. Owned, at market $0 [190]						
B. Owned, at cost	**		0	650		
C. Contributed for use of the company, at market value			0	660	0	900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships	0	480	0	670	0	910
10. Property, furniture, equipment, leasehold improvements and rights under lease aggrements, at cost-net of accumulated depreciation and amortization	0	490	3,357	680	3,357	920
11. Other assets	0.00	535	24,815	735	24,815	930
12. TOTAL ASSETS	$ 225,528	540	$ 28,172	740	$ 253,700	940

** - Fill in memberships owned at cost.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: US FINANCIAL INVESTMENTS, INC. **as of:** December 31, 2006

STATEMENT OF FINANCIAL CONDITION
LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13. Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14. Payable to brokers or dealers:						
A. Clearence account	0	1114	0	1315	0	1560
B. Other	0	1115	0	1305	0	1540
15. Payable to non customers:	0	1155	0	1355	0	1610
16. Securities sold not yet purchased at market value			0	1360	0	1620
17. Accounts payable, accrued liabilities, expenses and other	146,860	1205	0	1385	146,860	1685
18. Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	0	1390	0	1700
19. Liabilities subordinated to claims of general creditors:						
A. Cash borrowings			0	1400	0	1710
1. from outsiders $0 [970]						
2. Includes equity subordination(15c3-1(d)) of $0 [980]						
B. Securities borrowings, at market value from outsiders $0 [990]			0	1410	0	1720
C. Pursuant to secured demand note collateral agreements			0	1420	0	1730
1. from outsiders $0 [1000]						
2. Includes equity subordination(15c3-1(d)) of $0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not not qualified for net capital purposes	0	1220	0	1440	0	1750
20. TOTAL LIABILITIES	$ 146,860	1230	$ 0	1450	$ 146,860	1760

Ownership Equity

			Total	
21. Sole proprietorship			$ 0	1770
22. Partnership (limited partners)	$ 0	1020	0	1780
23. Corporation:				
A. Preferred stock			0	1791
B. Common stock			44,000	1792
C. Additional paid-in capital			0	1793
D. Retained earnings			62,840	1794
E. Total			106,840	1795
F. Less capital stock in treasury			0	1796
24. TOTAL OWNERSHIP EQUITY			$ 106,840	1800
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY			$ 253,700	1810

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: US FINANCIAL INVESTMENTS, INC. **as of:** December 31, 2006

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 106,840	3480
2. Deduct ownership equity not allowable for net capital			0	3490
3. Total ownership equity qualified for Net capital			106,840	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation in net capital			0	3520
B. Other (deductions) or allowable credits (List)			0	3525
5. Total capital and allowable subordinated liabilities			106,840	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition [Notes B and C]	$ 28,172	3540		
B. Secured demand note deficiency	0	3590		
C. Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D. Other deductions and/or charges	0	3610	(28,172)	3620
7. Other additions and/or allowable credits (List)			0	3630
8. Net Capital before haircuts on securities positions			78,668	3640
9. Haircuts on securities: (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$ 0	3660		
B. Subordinated securities borrowings	0	3670		
C. Trading and investment securities:				
1. Exempted securities	0	3735		
2. Debt securities	0	3733		
3. Options	0	3730		
4. Other securities	0	3734		
D. Undue concentration	0	3650		
E. Other (list)	0	3736	0	3740
10. Net Capital			$ 78,668	3750

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: US FINANCIAL INVESTMENTS, INC. as of: December 31, 2006

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)	$ 9,791	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$ 9,791	3760
14. Excess net capital (line 10 less 13)	$ 68,877	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$ 63,982	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$ 146,860	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820	$ 0	3830
19. Total aggregate indebtedness			$ 146,860	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 186.68	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			% 0.00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or 120% of minimum Net Capital Requirement	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: US FINANCIAL INVESTMENTS, INC.

For the period from 01/01/2006 [3932] to 12/31/2006 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item			Amount	Code
1. Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 0	3935
b. Commissions on listed option transactions			0	3938
c. All other securities commissions			1,163,578	3939
d. Total securities commissions			1,163,578	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			0	3945
b. From all other trading			0	3949
c. Total gain (loss)			0	3950
3. Gains or losses on firm securities investment accounts			0	3952
4. Profit or (loss) from underwriting and selling groups			0	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			0	3990
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Other revenue			486,191	3995
9. Total revenue			$ 1,649,769	4030

EXPENSES

Item			Amount	Code
10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 0	4120
11. Other employee compensation and benefits			0	4115
12. Commissions paid to other broker-dealers			0	4140
13. Interest expense			0	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			0	4195
15. Other expenses			1,637,723	4100
16. Total expenses			$ 1,637,723	4200

NET INCOME

Item			Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ 12,046	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 12,046	4230

MONTHLY INCOME

Item	Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$ (19,140)	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: US FINANCIAL INVESTMENTS, INC.

For the period from 1/ 1/2006 to 12/31/2006

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 94,794	4240
A. Net income (loss)			12,046	4250
B. Additions (Includes non-conforming capital of	$ 0	4262	0	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272	0	4270
2. Balance, end of period (From item 1800)			$ 106,840	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: US FINANCIAL INVESTMENTS, INC. **as of:** December 31, 2006

Exemptive Provision Under Rule 15c3-3

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

A. (k) (1) - $2,500 capital category as per Rule 15c3-1	0	4550
B. (k) (2)(A) - "Special Account for the exclusive Benefit of customers" maintained	0	4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm National Financial Services LLC 4335	0	4570
D. (k) (3) - Exempted by order of the Commission	0	4580

Ownership Equity and Subordinate Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be With-drawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (yes or no)
4600	4601	4602	4603	4604	4605
			4699*		

*To agree with the total on Recap (Item No. 4880)

Instructions: Detail listing must include the total of items maturing during the six month period following the report data, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv), which could be required by the lender on demand or in less than six months

WITHDRAWAL CODE: DESCRIPTIONS

1. Equity Capital
2. Subordinated Liabilities
3. Accruals
4. 15c3-1(c)(2)(iv) Liabilities

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: US FINANCIAL INVESTMENTS, INC. **as of:** 12/31/2006

EXCHANGE SUPPLEMENTARY INFORMATION

	Item	Amount	Code
1.	Capital to be withdrawn within 6 months	0	8000
2.	Subordinated Debt maturing within 6 months	0	8010
3.	Subordinated Debt due to mature within 6 months that you plan to renew	0	8020
4.	Amount of Customer Risk Maintenance Margin Requirement	0	8030
5.	Amount of Noncustomer Risk Maintenance Margin Requirement	0	8040
6.	Additional capital requirement for excess margin on Reverse Repurchase Agreements	0	8045

If Adjusted Net Capital is less than $2,000,000 please complete the following:

	Item	Amount	Code
7.	Number of Associated Persons	0	8100
8.	Number of Branch Offices	0	8110
9.	Number of Guaranteed Introducing Brokers	0	8120
10.	Number of Guaranteed Introducing Broker Branch Offices	0	8130

General Comments:

U.S. FINANCIAL INVESTMENTS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	12,046
Adjustments to reconcile net income to net cash:		
Depreciation		907
(Increase) decrease in:		
Commission Receivable		(11,699)
Other Assets		(7,913)
Other Receivables		13,478
Increase (decrease) in:		
Accounts payable		34,548
NET CASH USED BY OPERATIONS		41,367
CASH FLOWS FROM INVESTING ACTIVITIES		
Computer and Equipment		(2,631)
NET INCREASE (DECREASE) IN CASH		38,736
CASH AND CASH EQUIVALENTS - BEGINNING		50,590
CASH AND CASH EQUIVALENTS - ENDING	$	89,326

See notes to financial statement.

U.S. FINANCIAL INVESTMENTS, INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A - ORGANIZATION AND NATURE OF BUSINESS

U.S. Financial Investments, Inc. (the "Company") is a New Jersey corporation, located in New York, New York involved in trading of securities and options on behalf of its clientele on all principal trading exchanges. The Company was formed in April 2002, and commenced broker/dealer operations in May 2003. The Company is registered with the NASD as a Broker/Dealer. A broker/dealer is an organization which solicits or accepts orders to buy or sell securities or options on securities. A broker/dealer does not accept any money, securities, or property to margin, guarantee, or secure any trades or contracts that result or may result there from.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies is presented to assist in understanding these financial statements. The financial statements and notes are representations of management, who is responsible for their integrity and objectivity. The accounting policies used, unless otherwise noted, conform to generally accepted accounting principles and have been consistently applied in the preparation of financial statements.

Income Taxes

The Company is an "S" corporation and not subject to corporate tax. Income tax liability flows through to the shareholders.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE C - OFF BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As a broker/dealer, the company does not hold customer segregated cash or securities balances. Securities transactions are processed by clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balance in the customer accounts introduced by the company. These customer activities may expose the company to off-

balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The company seeks to control such credit risks by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At December 31, 2006, the company was not responsible for any unsecured customer debits and did not have any open positions in its trading accounts.

NOTE D - NET CAPITAL REQUIREMENTS

The company is subject to the net capital provisions as highlighted on page 3 and 4 of the Focus Report.

The information presented in the un-audited Focus Report was the same as audited report. Therefore, no reconciliation was required.

Chawla Group CPAs, LLC

2182-D Gladstone Ct., Glendale Heights, IL 60139
(630) 622-0045 Fax: (630) 622-0048

To the Members of
U.S Financial Investment, Inc.

In planning and performing our audit of the financial statements of U.S Financial Investment Inc. (the "Company") for the period January 1, 2006 through December 31, 2006, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Corporation that we considered relevant to the objectives stated in making (1) the periodic computations of minimum financial requirements pursuant to SEC Rule15c3-1.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Regulations lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted no matters involving the internal control structure including procedures for safeguarding customer and firm assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for the use of management and other regulatory agencies that rely on SEC's Regulations and should not be used for any other purpose.



Jasdeep Chawla, C.P.A
Glendale Heights, Illinois
February 22, 2007

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